111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

February 17, 2015

Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Sustainable Impact Investing Trust, Series 1 (the “Fund”)
(File No. 333-201381) (CIK: 1628960)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is Amendment No. 2 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund. The Fund is a unit investment trust which will invest in a portfolio of equity securities. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2015. We received comments from the staff of the Commission in a letter from Anu Dubey on February 5, 2015 requesting that we make certain changes to the Registration Statement. We addressed the staff’s comments in an amendment to the Registration Statement on February 11, 2015. We were notified that the staff of the Commission had no additional comments regarding the Registration Statement in a telephone conversation between Ms. Dubey and Mr. Wirig on February 12, 2015. This Amendment to the Registration Statement is to make certain minor revisions in the prospectus under “Investment Summary—Strategy of Portfolio Selection” and “The Trust—Strategy of Portfolio Selection”.

We have been advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about February 19, 2015. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

Chapman and Cutler LLP

By        /s/ SCOTT R. ANDERSON

Scott R. Anderson

SRA/lew